Aurora Cannabis and its Subsidiary Pedanios GmbH Both Receive EU GMP Certification

Rare Dual Certification Enables Wider EU Expansion

TSX: ACB

VANCOUVER, Dec. 11, 2017 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that Aurora has received European Union (EU) Good Manufacturing Practices (GMP) certification regarding the production, handling, storage and packaging of cannabis flowers. The certificate granted covers both Chapter I and Chapter II of the EU GMP regulations, certifying Aurora for the production of active ingredients and their formulation into a pharmaceutical drug. Additionally, Aurora's wholly-owned subsidiary, Pedanios Gmbh ("Pedanios"), Germany's largest distributor of cannabis to pharmacies, has received EU GMP certification pertaining to the import, release and distribution of dried cannabis flowers, also within chapter I and II of the EU GMP regulation.

EU GMP certification is the highest such recognition attainable by companies in the pharmaceutical space, and is a requirement for companies to supply the German and wider EU markets with medical cannabis. Aurora becomes only the second Canadian company with wholly owned subsidiaries possessing an EU GMP certification for production, handling, storage and packaging in Canada, as well as, for the import, release, and distribution in Germany and beyond.

"We cannot overstate the value to Aurora of receiving these certifications. They enable us to accelerate expansion and market penetration in the EU, while the vast majority of our competitors are precluded from participating in these important and fast-growing markets," said Terry Booth, CEO. "The opportunity we are pursuing aggressively in Europe is vast. Germany, which provides broad insurance coverage for medically prescribed cannabis, has a population in excess of 82 million, approximately 2.5 times that of Canada, while the wider EU represents a market of well over 400 million people. Being one of a select few integrated cannabis companies with a global infrastructure, the required certification, and strong capitalization in a market with substantial barriers to entry, positions us extremely well to leverage our first mover advantage and continue to accelerate our growth."

Patrick Hoffmann, Managing Director of Pedanios, added, "Receiving our EU GMP certification is a clear validation of the quality of our products and operations, and reflects how Aurora and Pedanios continue to execute exceptionally well. With considerable additional production capacity coming online at Aurora in the coming quarters, we look forward to further accelerating customer growth and cementing our position as the leading medical cannabis distributor in Germany and the broader EU markets."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, as well as is completing a fourth facility in Lachute, Quebec through its wholly owned subsidiary Aurora Larssen Projects Ltd.

In addition, the Company holds approximately 19.18% of the issued shares in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to the performance of the Company and its intended expansion in the EU. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2017/11/c3995.html

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For further information: Cam Battley, Executive Vice President, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 11-DEC-17